Exhibit 99.20

Deloitte LLP 410 West Georgia Street Vancouver, BC V6B 0S7 Canada Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

September 4, 2025

To

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Department of Justice and Public Safety, Financial and Consumer Services Division

(Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Ontario Securities Commission

The Manitoba Securities Commission

Dear Sirs/Mesdames:

RE: Change of Auditor Notice of Santacruz Silver Mining Ltd. (the “Company”)

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of the Company dated September 3, 2025 (the “Notice”) and, based on our knowledge of such information at this time, we agree with statements (1), (5) and (6) and we have no basis to agree or disagree with statements (2) to (4) contained in the Notice.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants